UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Dealings in Securities by Executive Directors of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

DEALINGS IN SECURITIES BY EXECUTIVE DIRECTORS OF ANGLOGOLD ASHANTI PLC
AngloGold Ashanti plc (the “Company”) (NYSE: AU; JSE: ANG) announces that Executive Directors, Alberto Calderon and Gillian Doran, have dealt in securities of the Company.

Name of Executive Director	Alberto Calderon
Name of Company	AngloGold Ashanti plc
Date of transaction	6 March 2026
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plan (DSP)
Class of security	Ordinary shares
Number of securities	80,296
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

A portion of the shares received by Alberto Calderon have been sold as detailed below to fund his tax liabilities.

Name of Executive Officer	Alberto Calderon
Name of Company	AngloGold Ashanti plc
Date of transaction	6 March 2026
Nature of transaction	On-market sale of shares to satisfy tax liabilities
Class of security	Ordinary shares
Number of securities sold	38,542
Price per security	$106.3375(1)

Value of transaction (excluding fees)	$4,098,459.14
Nature and extent of interest	Direct, Beneficial
(1)Weighted average price. These shares were sold in multiple transactions at prices ranging from US$106.3350 to US$106.3380 inclusive.

Following the sale, Mr. Calderon continues to hold 330,063 shares and share incentive awards, and another 282,553 shares under the Performance Share Plan which have yet to vest.

Name of Executive Director	Gillian Doran
Name of Company	AngloGold Ashanti plc
Date of transaction	6 March 2026
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plan (DSP)
Class of security	Ordinary shares
Number of securities	10,252
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

A portion of the shares received by Gillian Doran have been sold as detailed below to fund her tax liabilities.

Name of Executive Officer	Gillian Doran
Name of Company	AngloGold Ashanti plc
Date of transaction	6 March 2026
Nature of transaction	On-market sale of shares to satisfy tax liabilities
Class of security	Ordinary shares
Number of securities sold	5,126
Price per security	$106.2967
Value of transaction (excluding fees)	$544,876.88
Nature and extent of interest	Direct, Beneficial

Following the sale, Ms. Doran continues to hold 58,175 shares and share incentive awards, and another 101,416 shares under the Performance Share Plan which have yet to vest.

ENDS
London, Denver, Johannesburg
9 March 2026

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 9 March 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary